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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                        Commission file number: 000-30601

                           NOTIFICATION OF LATE FILING

 (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
                   [ ] Form 10D [ ] Form N-SAR [ ] Form N-CSR

                        For Period Ended: March 31, 2008
                                          ---------------
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

              For the Transition Period Ended: ___________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

                                     PART I
                             REGISTRANT INFORMATION

                         WHY USA FINANCIAL GROUP, INC.
                         -----------------------------
                            (Full name of registrant)

                                      N/A
                                      ---
                           (Former name if applicable)

                     2801 S. WAYZATA BOULEVARD, SUITE 100,
                     -------------------------------------
           (Address of principal executive office (street and number))

                              MINNEAPOLIS, MN 55405
                              ---------------------
                           (City, state and zip code)

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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report, Form 10-QSB, for the period ended March 31, 2008 in a timely manner because Registrant is unable to complete its reviewed financial statements without unreasonable effort or expense. Registrant recently filed its annual reports on Form 10-KSB for the years ended December 31, 2004, 2005, 2006, and 2007 on May 5, 2008 with accompanying audit letter issued by its independent registered public accounting firm. A brief period of time is needed for the independent registered accounting firm to finalize its review of the quarterly reports for the periods ending March 31, 2006, 2007 and 2008. Registrant is proceeding to complete and file its Quarterly Report for the period ended March 31, 2008 on or before the fifth calendar day following the prescribed due date for the Quarterly Report for the period ended March 31, 2008.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Kenneth J. Yonika                      (612)                767-5037
------------------------------------   ------------------   ------------------
(Name)                                 (Area Code)          (Telephone Number)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ ] No [X]

As mentioned above in Part III- Narrative, the Registrant has recently submitted its required annual reports on Form 10-KSB with the Securities and Exchange Commission. The Registrant on May 5, 2008 filed on Form 10-KSB the report for the years ended December 31, 2004, 2005, 2006 and 2007. Previously the Registrant has not filed a periodic report with Commission since May 17, 2004. The Registrant intends on completing all of its periodic reports in a timely fashion going forward from this date.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
[ ] No [X]

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

WHY USA Financial Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  May 15, 2008               By: /s/ KENNETH J. YONIKA
                                      ---------------------
                                      Name:  Kenneth J. Yonika
                                      Title: Chief Financial Officer and Chief
                                      Accounting Officer